						EXHIBIT 12.1

WISCONSIN ELECTRIC POWER COMPANY
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Nine Months Ended	Twelve Months Ended

	9/30/06	9/30/06	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01

		(Millions of Dollars)

Pre-tax Income (a)	$355.0	$479.4	$443.6	$397.1	$406.4	$414.6	$393.4

Fixed Charges
Interest on Long-Term Debt	58.7	78.0	82.9	85.1	88.4	91.7	102.9
Other Interest Expense	9.9	12.8	7.4	5.4	4.2	3.2	6.8
Estimated Interest Component of Rentals	36.1	46.4	36.9	27.7	18.2	11.4	13.1

Total Fixed Charges as Defined (b)	104.7	137.2	127.2	118.2	110.8	106.3	122.8

Total Earnings as Defined	$459.7	$616.6	$570.8	$515.3	$517.2	$520.9	$516.2

Ratio of Earnings to Fixed Charges	4.4x	4.5x	4.5x	4.4x	4.7x	4.9x	4.2x

(a) Excludes undistributed equity in earnings of unconsolidated affiliates.
(b) Fixed Charges consists of interest charges on our long-term debt and short-term borrowings (including a representative portion of lease expense) and amortization of debt expenses.